AMMO, Inc.

7681 East Gray Road

Scottsdale, AZ 85260

March 17, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMMO, Inc
Registration Statement on Form S-1/A
File No. 333-236888

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, AMMO, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time on Thursday, March 19, 2020, or as soon thereafter as possible.

* * * *

Very Truly Yours,

AMMO, Inc.

/s/ Fred W. Wagenhals
Fred W. Wagenhals
President and Chief Executive Officer